# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FG Nexus Inc., CIK 0001591890
CUSIP: 30329Y304
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6408 Bannington Road, Charlotte, North Carolina (NC), 28226
Date of event which requires filing of this statement: 02/02/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-25-028210
Filed by CIK 0001187586

## Reporting persons
- Joseph H. Moglia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 341,000; shared voting power 0; sole dispositive power 341,000; shared dispositive power 0; aggregate amount beneficially owned 341,000 (5.2% of the class)
  Comment: The 341,000 shares of Common Stock, $0.001 par value per share (the "Common Stock") held by Joseph H. Moglia consists of: 341,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member. Mr. Moglia's percentage ownership interest is based upon 6,550,000 shares of Common Stock of the issuer deemed to be outstanding on February 13, 2026 following the issuer's 1 for 5 reverse stock split as reported in the Issuer's Form 8-K filed on February 13, 2026.
- Moglia Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 341,000; shared voting power 0; sole dispositive power 341,000; shared dispositive power 0; aggregate amount beneficially owned 341,000 (5.2% of the class)
  Comment: The 341,000 shares of Common Stock held by Moglia Capital LLC consists of: 341,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member. Moglia Capital LLC's percentage ownership interest is based upon 6,550,000 shares of Common Stock of the issuer deemed to be outstanding on February 13, 2026 following the issuer's 1 for 5 reverse stock split as reported in the Issuer's Form 8-K filed on February 13, 2026.
- Moglia Trust 1: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 185,000; shared voting power 0; sole dispositive power 185,000; shared dispositive power 0; aggregate amount beneficially owned 185,000 (2.8% of the class)
  Comment: Consists of 185,000 shares of Common Stock, $0.001 par value per share (the "Common Stock") held by Moglia Trust 1 for which Robert C. Weeks as the trustee. The percentage ownership interest for the Moglia Trust 1 is based upon 6,550,000 shares of Common Stock of the issuer deemed to be outstanding on February 13, 2026 following the issuer's 1 for 5 reverse stock split as reported in the Issuer's Form 8-K filed on February 13, 2026.
- Moglia Trust 2: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); does not affirm membership in a group (box b); sole voting power 30,000; shared voting power 0; sole dispositive power 30,000; shared dispositive power 0; aggregate amount beneficially owned 30,000 (0.46% of the class)
  Comment: Consists of 30,000 shares of Common Stock, $0.001 par value per share (the "Common Stock") held by Moglia Trust 2 for which Robert C. Weeks as the trustee. The percentage ownership interest for the Moglia Trust 1 is based upon 6,550,000 shares of Common Stock of the issuer deemed to be outstanding on February 13, 2026 following the issuer's 1 for 5 reverse stock split as reported in the Issuer's Form 8-K filed on February 13, 2026.

## Item 1. Issuer
Name of issuer: FG Nexus Inc.
Address of issuer's principal executive offices: 6408 Bannington Road, Charlotte, NC 28226

## Item 2. Person Filing
Name of person filing: Joseph H. Moglia Moglia Capital LLC Moglia Trust 1 Moglia Trust 2
Address of principal business office or, if none, residence: Joseph H. Moglia - 505 Cornhusker Rd. Ste 105, #393 Bellevue, NE 68005 Moglia Capital LLC - 505 Cornhusker Rd. Ste 105, #393 Bellevue, NE 68005 Moglia Trust 1 - 1660 School St. Suite 105B Moraga, CA 94556 Moglia Trust 2 - 1660 School St. Suite 105B Moraga, CA 94556
Citizenship: Joseph H. Moglia - USA Moglia Capital LLC - Delaware Moglia Trust 1 - New Jersey Moglia Trust 2 - New Jersey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned:
Moglia Capital LLC purchased 120,000 shares of Common Stock on February 2, 2026 and 10,000 shares of Common Stock on February 3, 2026. Pursuant to the issuer's 1 for 5 reverse stock split that occurred on February 13, 2026, those 130,000 shares of Common Stock were consolidated into 26,000 shares of Common Stock.

Moglia Trust 1 purchased 45,000 shares of Common Stock on February 2, 2026. Pursuant to the issuer's 1 for 5 reverse stock split that occurred on February 13, 2026, those 45,000 shares of Common Stock were consolidated into 9,000 shares of Common Stock.

Joseph H. Moglia beneficially owns 341,000 shares of Common Stock, held as follows 341,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member. Moglia Capital LLC beneficially owns 341,000 shares of Common Stock, held as follows 341,000 shares held by Moglia Capital LLC, a Delaware limited liability company for which Mr. Moglia serves as the managing member. Moglia Trust 1 - 185,000 shares of Common Stock. Moglia Trust 2 - 30,000, shares of Common Stock.
Percent of class: Joseph H. Moglia - 5.2% Moglia Capital LLC - 5.2% Moglia Trust 1 - 2.8% Moglia Trust 2 - 0.46% The foregoing percentages are based on 6,550,000 shares of Common Stock of the issuer deemed to be outstanding on February 13, 2025 following the issuer's 1 for 5 reverse stock split as reported in the Issuer's Form 8-K filed on February 13, 2026.
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Joseph H. Moglia, Moglia Capital LLC, Moglia Trust 1 and Moglia Trust 2.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement

## Signatures
- Joseph H. Moglia: /s/ Joseph H. Moglia, Josph H. Moglia (02/27/2026)
- Moglia Capital LLC: /s/ Joseph H. Moglia, Josph H. Moglia (02/27/2026)
- Moglia Trust 1: /s/ Robert C. Weeks, Robert C. Weeks, Trustee (02/27/2026)
- Moglia Trust 2: /s/ Robert C. Weeks, Robert C. Weeks, Trustee (02/27/2026)